Exhibit 21.1

SUBSIDIARIES OF TRANSDIGM GROUP INCORPORATED

TransDigm Inc. is a wholly owned subsidiary of TransDigm Group Incorporated.

TransDigm Inc. owns, directly or indirectly, the following subsidiaries:

Name of Subsidiary	State or jurisdiction of Incorporation or Organization
MarathonNorco Aerospace, Inc.	Delaware
Adams Rite Aerospace, Inc.	California
Champion Aerospace LLC	Delaware
Marathon Power Technologies Limited	England
Avionic Instruments LLC	Delaware
Skurka Aerospace Inc.	Delaware
CDA InterCorp LLC	Florida
AeroControlex Group, Inc.	Delaware
Aviation Technologies, Inc.	Delaware
Avtech Corporation	Washington
Transicoil LLC	Delaware
Transicoil (Malaysia) Sendirian Berhad	Malaysia
Malaysian Aerospace Services, Inc.	Delaware
Bruce Aerospace, Inc.	Delaware
Bruce Industries, Inc.	Colorado
CEF Industries, LLC	Delaware
Aircraft Parts Corporation	New York
Acme Aerospace, Inc.	Delaware

TransDigm Inc. also operates a division under the name AdelWiggins Group.